FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... August..........................................................     , 2010......
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No           X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.....................

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date....August 25, 2010....	By...../s/...... Masashiro Kobayashi ........................
(Signature)*
Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Interim Report For The 110th Business Term From January 1,2010 to June 30,2010 Canon Inc.

To Our Shareholders

     We are pleased to present our report for the summary of the first half of our 110th business term (from January 1, 2010 to June 30, 2010).
     The overall global economy during the first half of the current business term saw a general, modest recovery trend. Although the European economies stagnated slightly reeling from the Greek financial problem and other issues, consumer spending turned upward in the U.S. and performance in the Asia region was robust as internal demand expanded in China and India. Despite lingering uncertainties about the future in areas such as capital investment, the Japanese economy witnessed an upturn in exports, which led to a gradual reemergence of the economy. In foreign exchange markets, compared with the first half of the previous business term, the yen traded at high levels against both the U.S. dollar and the euro.
     As to the conditions of the markets in which the Canon Group operates, in the office-use market, the recovery in demand for network multifunction devices proceeded steadily mostly for color machines, while laser printers enjoyed a stronger reemergence than that of the second half of last year and demand for large-format printers also increased. In consumer markets, there was good demand for our digital single lens reflex (SLR) cameras while compact digital cameras grew tremendously in emerging countries and inkjet printers recovered. The order environment for semiconductor lithography equipment and LCD lithography equipment also started showing positive signs.
     Under such business conditions, the Canon Group has designated 2010, the final year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” as the first year in a new era of growth, a turning point to the growth mode. We focused on introducing innovative products and services, enhancing the sales system in China and other Asian countries, reinforcing our office equipment business through the consolidation of Océ N.V., accelerating cost-reduction activities, effecting thorough inventory reductions and resource optimization, and committing totally to “quality first.”

     As to the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 1,725.9 billion yen (up 16.5% from the first half of 2009), income before income taxes of 201.5 billion yen (up 248.1%), and net income attributable to Canon Inc. of 124.4 billion yen (up 273.2%). Also on a non-consolidated basis, we recorded net sales of 1,108.8 billion yen (up 26.0%), ordinary profit of 156.1 billion yen (up 348.9%), and net income of 79.5 billion yen (up 277.1%).
     For the interim dividend, we have decided to pay 55.0 yen per share from August 27.
     For the second half, although we expect the economic recovery to continue, there is the risk of a slowdown in the global economic recovery caused by the instability and credit contraction in the financial markets mostly in Europe and it leaves no room for optimism. Under such circumstances, we expect intensifying market competition and a continuingly harsh business environment to encompass the Canon Group.
     The Canon Group is united in its commitment to achieving a further upturn in results in the second half of the business term.
     We look forward to your continued support and encouragement in the future.
August 2010
Fujio Mitarai
Chairman & CEO

Tsuneji Uchida
President & COO

  Change in Profits

Net Sales (Consolidated) 100 MILLIONS OF YEN	Net Sales (Non-Consolidated) 100 MILLIONS OF YEN

Income before Income Taxes (Consolidated) 100 MILLIONS OF YEN	Ordinary Profit (Non-Consolidated) 100 MILLIONS OF YEN

Net Income Attributable to Canon Inc. (Consolidated) 100 MILLIONS OF YEN	Net Income (Non-Consolidated) 100 MILLIONS OF YEN

  Business Conditions by Operations
■ Sales by Operations (Consolidated)

Operations	Sales	Change from the First
	(100 millions of yen)	Half of Fiscal 2009 (%)

Office Business Unit	9,311	19.9

Consumer Business Unit	6,543	14.0

Industry and Others Business Unit	1,913	11.6

Eliminations	(508)	-

Total	17,259	16.5

■ Constituent Ratio of Sales by Operations
Note:	Because the consolidated sales of each business unit include the sales relating to intersegment transactions, the total does not amount to 100%.

■ Office Business Unit
     Regarding office network digital multifunction devices, sales of our “imageRUNNER ADVANCE series” new generation machines launched in the fall of last year and developed to meet the varied needs of users through ways such as links with various software, performed well in Japan, the U.S. and Europe. In addition, the Asian market for office network digital multifunction devices is in the trend of overall expansion with robust sales for both color and black-and-white machines especially in China.
     Unfortunately, severe sales conditions continued for our “imagePRESS series” of printers for digital commercial printing as the printing industry in Japan, the U.S. and Europe experienced sluggish capital investments. Nevertheless, we were able to minimize the decline in unit sales through aggressive sales expansion efforts for the “imagePRESS C1+” and other machines. While in China, sales of our “imagePRESS C7000VP” were favorable.
     Multifunction devices for small mid-sized business owners demonstrated significant sales growth as we launched new products in the U.S., Europe and China, among others, and worked to expand sales.
     Sales of laser printers in the first half of the current business term increased substantially with orders from customers for OEM-brand products sharply recovering from the second half of last year. For Canon-brand products, in the area of black-and-white machines, we launched three new products, including the A3-size compatible “Satera LBP8630” which uses environmentally-friendly plastic materials and offers greater functionality with its wide LCD panel and the ability to print 37 pages per minute, all the while focusing energy on sales efforts.
     For our “imagePROGRAF series” of large-format printers, we introduced the new “iPF8300/6350/6300” equipped with newly developed high-accuracy mechanical structure and “LUCIA EX,” a new pigment ink system, among other breakthrough new technologies to meet the demand of professional users for extremely high image quality, and unit sales grew steadily.
     Moreover, with contribution of sales by consolidating Océ N.V., net sales for this business unit increased 19.9% on a consolidated basis in comparison to the first half of 2009.

Change in Sales [Consolidated]
100 MILLIONS OF YEN

■ Consumer Business Unit
     For digital SLR cameras, as the market continued to expand, our “EOS Kiss X4” entry-level model equipped with an 18 megapixel high-resolution CMOS sensor and full HD video functionality made good start. The “EOS Kiss X3” and the advanced amateur model “EOS 5D Mark II” and “EOS 7D” also had favorable sales and unit sales of SLR cameras grew in the U.S. and Asia, among other regions. In April, cumulative production volume for the “EOS series” reached 40 million units, including film cameras.
     Meanwhile, in compact digital cameras, we introduced four new products in our “IXY series,” namely the “IXY 10S/30S/400F/200F,” and five in our “PowerShot series” including the “PowerShot SX210 IS.” Despite growth in sales volume mainly in China, South America, Eastern Europe and other emerging markets, sales declined slightly year on year due to a fall in sales prices on the overall market.
     We expanded our lineup of digital video camcorders by introducing four new models equipped with flash memory, including three HD models such as the “iVIS HF M31,” and one file based professional model. HD models especially demonstrated fabulous growth in volume and sales.
     Regarding inkjet printers, we introduced the “PIXUS MX870/350” multifunction model for home office users and expanded sales mostly in the U.S., where there is continuing growth. We also introduced the “PIXUS iP2700” single function printers as an entry-level model to strengthen our lineup. Following the market recovery from the second half of last year, both the volume and sales turned upward mostly for multifunction models and sales in China and other Asian countries particularly fared well including the sales of single function printers. Consumables also saw steady sales growth.
     For image scanners, sales of our mainstay products including the “CanoScan LiDE 200” were steady and we solidly maintained our No. 1 share position despite a contracting overall market.
     As a result of the above, net sales for this business unit increased 14.0% on a consolidated basis in comparison to the first half of 2009.

Change in Sales [Consolidated]
100 MILLIONS OF YEN

■ Industry and Others Business Unit
     For semiconductor lithography equipment, thanks to a recovery trend in capital investment by device manufacturers resulting from an upturn in the semiconductor market, unit sales increased compared to last year’s low results.
     Regarding LCD lithography equipment, despite expectations for future orders based on proactive capital investment projections at LCD panel manufacturers in South Korea and China, among others, decreases in both units and sales during the first half of the current business term were unavoidable due to orders remaining at a low level in 2009 which suffered from a recession.
     In medical equipment, we focused on mid- to large-scale sales negotiations and the acquisition of new customers in the area of digital radiography systems through our mainstay product “CXDI-50G” and the “CXDI-55C” launched last year, among others. As a result, we succeeded in increasing both units and sales beyond those of the first half of the previous business term mainly in areas such as the U.S. and Asia. Ophthalmic devices saw lower unit sales despite efforts to increase sales of “CR-1 Mark II,” “CX-1” and other retinal cameras.
     Document scanners and check scanners handled by Canon Electronics Inc. grew substantially in terms of both the volume and sales mostly in Japan, the U.S. and China, among others. For our “imageFORMULA series” document scanners, the highly durable and highly speedy “DR-9050C/6050C” and the extremely compact and portable “DR-150” sold well, contributing to the increase in sales volume.
     Regarding calculators handled by Canon Electronic Business Machines (H.K.) Co., Ltd., we launched the “F-718” 18-digit internal arithmetic high-accuracy scientific electronic calculators, among others, and unit sales increased.
     FA system-related devices handled by Canon Machinery Inc. enjoyed a recovery in sales as orders increased from the second half of last year. Die bonders also had promising orders for the LED (light-emitting diode) compatible “BESTEM-D01” thanks to an active LED market. In April, we launched the “BESTEM-D10Sp” LED die bonder and saw further growth in orders.
     Sales of magnetic disk film deposition equipment handled by Canon ANELVA Corporation increased substantially year on year thanks to higher demand for PC hard disks and a recovery in our customers’ capital investments.
     As a result of the above, net sales for this business unit increased 11.6% on a consolidated basis in comparison to the first half of 2009.

Change in Sales [Consolidated]
100 MILLIONS OF YEN

  Consolidated Financial Results
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
Consolidated Balance Sheets

ASSETS	Millions of yen
	As of June 30, 2010		As of December 31, 2009 (Reference)

Current assets:
Cash and cash equivalents	771,697		795,034
Short-term investments	35,264		19,089
Trade receivables, net	547,961		556,572
Inventories	427,767		373,241
Prepaid expenses and other current assets	295,678		273,843

Total current assets	2,078,367		2,017,779

Noncurrent receivables	15,789		14,936
Investments	86,426		114,066
Property, plant and equipment, net	1,263,422		1,269,785
Intangible assets, net	170,158		117,396
Other assets	402,740		313,595

Total assets	4,016,902		3,847,557

LIABILITIES AND EQUITY	Millions of yen
	As of June 30, 2010		As of December 31, 2009 (Reference)

Current liabilities:
Short-term loans and current portion of long-term debt	6,834		4,869
Trade payables	385,682		339,113
Accrued income taxes	66,818		50,105
Accrued expenses	280,191		274,300
Other current liabilities	137,368		115,303

Total current liabilities	876,893		783,690

Long-term debt, excluding current installments	5,444		4,912
Accrued pension and severance cost	177,412		115,904
Other noncurrent liabilities	80,870		63,651

Total liabilities	1,140,619		968,157

Commitments and contingent liabilities
Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762		174,762
[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]
[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]
Additional paid-in capital	407,031		404,293
Legal reserve	55,291		54,687
Retained earnings	2,918,817		2,871,437
Accumulated other comprehensive income (loss)	(333,405)		(260,818)
Treasury stock, at cost	(523,118)		(556,252)
[Treasury shares] (share)	[93,650,553	]	[99,288,001	]

Total Canon Inc. stockholders’ equity	2,699,378		2,688,109
Noncontrolling interests	176,905		191,291

Total equity	2,876,283		2,879,400

Total liabilities and equity	4,016,902		3,847,557

<Notes to Consolidated Balance Sheet as of June 30, 2010>
1.	Allowance for doubtful receivables:	16,250 million yen
2.	Accumulated depreciation:	1,861,721 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Guarantee obligations for bank loans taken out by employees:	17,223 million yen
5.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method was 308 and 15 respectively.
<Note to Per Share Information as of June 30, 2010>
Canon Inc. stockholders’ equity per share	2,176.72 yen

Consolidated Statements of Income

Millions of yen
	Six months ended June 30, 2010	Six months ended June 30, 2009 (Reference)

Net sales	1,725,884	1,480,819
Cost of sales	881,953	836,540

Gross profit	843,931	644,279

Operating expenses:
Selling, general and administrative expenses	490,825	425,735
Research and development expenses	152,825	153,606

	643,650	579,341

Operating profit	200,281	64,938

Other income (deductions):
Interest and dividend income	2,743	2,791
Interest expense	(953)	(221)
Other, net	(568)	(9,622)

	1,222	(7,052)

Income before income taxes	201,503	57,886

Income taxes	73,975	24,105

Consolidated net income	127,528	33,781
Less: Net income attributable to noncontrolling interests	3,079	432

Net income attributable to Canon Inc.	124,449	33,349

<Note to Per Share Information for the six months ended June 30, 2010>
Net income attributable to Canon Inc. stockholders per share
Basic	100.68 yen
Diluted	100.68 yen

  COMPANY PROFILE
The following statements are the status as of June 30, 2010, if not specified otherwise.

■ Canon Group Global Network
(1)  Major Overseas Bases

Name [Location]

R&D, Manufacturing and Marketing
Océ N.V. [Netherlands]
OPTOPOL Technology S.A. [Poland]
Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]

R&D
Canon Development Americas, Inc. [U.S.A.]
Canon Research Centre France S.A.S. [France]
Canon Information Systems Research Australia Pty. Ltd. [Australia]

Name [Location]

Manufacturing
Canon Virginia, Inc. [U.S.A.]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
Canon Dalian Business Machines, Inc. [China]
Canon Zhuhai, Inc. [China]
Canon Zhongshan Business Machines Co., Ltd. [China]
Canon (Suzhou) Inc. [China]
Canon Inc., Taiwan [Taiwan]
Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon Vietnam Co., Ltd. [Vietnam]
Canon Opto (Malaysia) Sdn. Bhd. [Malaysia]

Marketing
Canon U.S.A., Inc. [U.S.A.]
Canon Canada Inc. [Canada]
Canon Latin America, Inc. [U.S.A.]
Canon Europa N.V. [Netherlands]
Canon Europe Ltd. [U.K.]
Canon (UK) Ltd. [U.K.]
Canon France S.A.S. [France]
Canon Deutschland GmbH [Germany]
Canon Ru LLC [Russia]
Canon Middle East FZ-LLC [U.A.E.]
Canon (China) Co., Ltd. [China]
Canon Hongkong Co., Ltd. [Hong Kong]
Canon Korea Consumer Imaging Inc. [Korea]
Canon Singapore Pte. Ltd. [Singapore]
Canon Australia Pty. Ltd. [Australia]
Canon do Brasil Indústria e Comércio Limitada [Brazil]
Canon Chile, S.A. [Chile]
Canon South Africa Pty. Ltd. [South Africa]

(2)  Major Domestic Bases

Name [Location]

Canon Inc.
Headquarters [Tokyo]
Kawasaki Office [Kanagawa Pref.]
Ayase Plant [Kanagawa Pref.]
Hiratsuka Plant [Kanagawa Pref.]
Oita Plant [Oita Pref.]
Tamagawa Office [Kanagawa Pref.]
Kosugi Office [Kanagawa Pref.]
Toride Plant [Ibaraki Pref.]
Fuji-Susono Research Park [Shizuoka Pref.]
Yako Office [Kanagawa Pref.]
Utsunomiya Plant [Tochigi Pref.]
Ami Plant [Ibaraki Pref.]

R&D, Manufacturing and Marketing
Canon Electronics Inc. [Saitama Pref.]
Canon Machinery Inc. [Shiga Pref.]
Tokki Corporation [Niigata Pref.]
Canon Finetech Inc. [Saitama Pref.]
Canon Precision Inc. [Aomori Pref.]
Canon Components, Inc. [Saitama Pref.]
Canon ANELVA Corporation [Kanagawa Pref.]

Manufacturing
Oita Canon Inc. [Oita Pref.]
Canon Chemicals Inc. [Ibaraki Pref.]
Oita Canon Materials Inc. [Oita Pref.]
Fukushima Canon Inc. [Fukushima Pref.]
Nagahama Canon Inc. [Shiga Pref.]

Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
Canon IT Solutions Inc. [Tokyo]
Canon Software Inc. [Tokyo]

■ Main Activities of the Canon Group
     Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products

Office Business Unit	Office Network Digital Multifunction Devices (MFDs),
Color Network Digital MFDs,
Personal-use Network Digital MFDs,
Office Copying Machines,
Full-color Copying Machines,
Personal-use Copying Machines,
Laser Printers,
Large Format Inkjet Printers

Consumer Business Unit	Digital SLR Cameras,
Compact Digital Cameras,
Interchangeable Lenses,
Digital Video Camcorders,
Inkjet Multifunction Printers,
Single Function Inkjet Printers,
Image Scanners,
Broadcast Lenses

Industry and Others Business Unit	Semiconductor Lithography Equipment,
LCD Lithography Equipment,
Medical Image Recording Equipment,
Magnetic Heads,
Micromotors,
Computers,
Handy Terminals,
Document Scanners,
Calculators

■ Employees of the Canon Group
Consolidated

Number of employees	193,804 persons
(Increase of 24,925 persons from the end of the previous term)
Americas	19,912 persons
Europe	23,475 persons
Japan	73,997 persons
Asia	74,562 persons
Others	1,858 persons
Non-Consolidated

Number of employees	26,123 persons
Increase from the end of the previous term	440 persons
■ Shares and Share Options of the Company
(1) Shares

Number of Shares Issuable	3,000,000,000 shares

Issued Shares	1,333,763,464 shares

Capital Stock	174,761,797,475 yen

Number of Shareholders	182,356 persons
(Increase of 13,184 persons from the end of the previous term)

(2) Shareholding by Category

	Number of Shareholders	Number of Shares

Governments and Local Public Organizations	1	19,750

Banking Companies	299	451,155,177

Securities Underwriting Companies	73	44,526,317

Other Domestic Companies	1,424	43,258,717

Foreign Companies, etc.	1,126	589,788,132

Individual and Others	179,432	111,364,818

Treasury Stock	1	93,650,553

Total	182,356	1,333,763,464

Shareholding Ratio
(3) Share Options
Share Options Issued as Stock Options

	Number of Share	Class and Number of Shares	Number of
	Options	to be Acquired	Holders

1st Share Options	5,680 options	Common stock 568,000 shares	60 persons

2nd Share Options	7,820 options	Common stock 782,000 shares	54 persons

3rd Share Options	8,900 options	Common stock 890,000 shares	63 persons

■ Directors and Corporate Auditors of the Company
Directors

Position	Name	Business in Charge or Important Concurrent Posts

Chairman & CEO	Fujio Mitarai
President & COO	Tsuneji Uchida
Executive Vice President	Toshizo Tanaka	Senior General Manager of Policy & Economy
& CFO		Research Center, Group Executive of External
Relations Headquarters and Vice Chairman of the
Supervisory Board of Océ N.V.
Executive Vice President	Toshiaki Ikoma	Group Executive of Corporate R&D
& CTO		Headquarters, Chief Executive of Optical
Products Operations and President of The Canon
Foundation
Senior Managing Director	Kunio Watanabe	Group Executive of Corporate Planning
Development Headquarters
Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products
Operations
Managing Director	Tomonori Iwashita	Group Executive of Environment Headquarters
and Group Executive of Quality Management
Headquarters
Managing Director	Masahiro Osawa	Group Executive of Global Procurement
Headquarters and Group Executive of General
Affairs Headquarters
Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology
Development Headquarters
Managing Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Managing Director	Ryoichi Bamba	President & CEO of Canon Europa N.V. and
President & CEO of Canon Europe Ltd.
Managing Director	Toshio Homma	Chief Executive of L Printer Products Operations
Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products
Operations
Managing Director	Haruhisa Honda	Group Executive of Manufacturing Headquarters
Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Managing Director	Masaya Maeda	Chief Executive of Image Communication
Products Operations

Corporate Auditors

Position	Name	Business in Charge or Important Concurrent Posts

Corporate Auditor	Keijiro Yamazaki	Auditor of Canon Marketing Japan Inc.
Corporate Auditor	*Shunji Onda	Auditor of Canon Electronics Inc.
Corporate Auditor	Tadashi Ohe	Attorney, Auditor of Marui Group Co., Ltd. and
Kao Corporation
Corporate Auditor	*Kazunori Watanabe	Certified Public Accountant and Auditor of
Canon Electronics Inc.
Corporate Auditor	*Kuniyoshi Kitamura	Auditor of Canon Marketing Japan Inc.

Notes:

1.	Mr. Fujio Mitarai, Mr. Tsuneji Uchida and Mr. Toshizo Tanaka are Representative Directors.
2.	Corporate Auditors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010, and assumed their offices.
3.	Corporate Auditors Mr. Tadashi Ohe, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura are Outside Corporate Auditors defined by Item 16, Article 2 of the Corporation Law. Also, the Company has notified the above Outside Corporate Auditors as independent auditors to Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges as provided under the regulations of each stock exchange.
4.	“Business in Charge or Important Concurrent Posts” of Director Mr. Toshizo Tanaka, as of July 1, 2010, has been changed as follows.
	Toshizo Tanaka	Senior General Manager of External Relations Center, Senior General Manager of Corporate Communications Center and Vice Chairman of the Supervisory Board of Océ N.V.
■ Executive Officers of the Company

Name	Business in Charge or Important Concurrent Posts

Sachio Kageyama	President & CEO of Canon Vietnam Co., Ltd.
Masahiro Haga	Group Executive of Finance & Accounting Headquarters
Kengo Uramoto	Group Executive of Human Resources Management &
Organization Headquarters
Masanori Yamada	Deputy Chief Executive of Office Imaging Products Operations
Akio Noguchi	Deputy Chief Executive of Peripheral Products Operations
Hiroyuki Suematsu	Deputy Chief Executive of Peripheral Products Operations
Yasuhiro Tani	Group Executive of Digital Platform Technology Development Headquarters
Seymour Liebman	Executive Vice President of Canon U.S.A., Inc. and Member of the
Supervisory Board of Océ N.V.
Masato Okada	Deputy Chief Executive of Image Communication Products Operations
Yukiaki Hashimoto	Group Executive of Medical Equipment Group
Shigeyuki Uzawa	Group Executive of Semiconductor Lithography Equipment Operations
Makoto Araki	Group Executive of Information & Communication Systems Headquarters
Kenichi Nagasawa	Group Executive of Corporate Intellectual Property & Legal Headquarters

Note:

“Business in Charge or Important Concurrent Posts” of Executive Officer Mr. Shigeyuki Uzawa, as of July 1, 2010, has been changed as follows.
Shigeyuki Uzawa	Deputy Chief Executive of Optical Products Operations
■ Accounting Auditor
Ernst & Young ShinNihon LLC
Hibiya Kokusai Building
2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

  INFORMATION ON SHARES

Business term:
From January 1 to December 31 of each year
Ordinary general meeting of shareholders:
March of each year
Record date for above:
December 31 of each year
Record date for interim dividends:
June 30 of each year
Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza):
Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place:
Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
*	Please inquire at your securities company etc. about procedures pertaining to shares of the Company, such as change of address.
*	Please inquire at Mizuho Trust & Banking Co., Ltd. about the payment of accrued dividends, procedures for the issuance of a statement of payment or procedures related to shares recorded in the special account.
Mailing address and telephone number:
Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507 Telephone: 0120-288-324 (toll free)
Number of shares constituting one unit:
100 shares
Newspaper in which public notices are inserted:
The Nihon Keizai Shimbun
Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
Securities code:
7751

Canon

Canon Inc., Headquarters
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03-3758-2111

URL
Canon Inc. canon.jp
Canon Worldwide Network www.canon.com